Exhibit 12.1

UR-ENERGY INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six months	Year ended December 31,
	ended, June 30, 2014	2013	2012	2011	2010	2009
Income from continuing operations before provision for income taxes per statement of income	(2,752)	(30,353)	(17,558)	(16,443)	(15,934)	(16,805)

Add:
Interest on indebtedness	1,304	393	4	-	-	-
Amortization of debt origination costs	92	5,796	-	-	-	-

Earnings, as defined	(1,356)	(24,164)	(17,554)	(16,443)	(15,934)	(16,805)

Fixed Charges
Interest expensed	1,304	393	4	-	-	-
Amortization of debt origination costs	92	5,796	-	-	-	-
Capitalized interest	-	1,345	-	-	-	-

Total fixed charges	1,396	7,534	4	-	-	-

Deficiency (1)	(2,752)	(31,698)	(17,558)	(16,443)	(15,934)	(16,805)

(1) We did not have earnings for the five most recent fiscal years ended December 31, 2013 or the six month period ended June 30, 2014. Accordingly, we have no ratio of earnings to fixed charges to illustrate for such periods.